Filed by Esmark Incorporated.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Wheeling-Pittsburgh Corporation

Commission File No.: 000-50300

Goldman Sachs Global Steel CEO Forum "THE ESMARK VISION" James P. Bouchard – Chairman and CEO, Esmark Inc. D E C E M B E R 7 , 2 0 0 6

This presentation contains forward-looking statements relating to Esmark Incorporated (“Esmark”). These forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties include the ability to successfully enter into and consummate a merger transaction with Wheeling-
Pittsburgh Corporation (“Wheeling-Pittsburgh”) and the ability to achieve anticipated cost savings as a result of such a merger, competition in the steel industry, dependence on suppliers of raw materials, and cyclical demand for steel products.
Information contained herein is based upon publicly available information. Any forward-looking statements speak only as of today and should not be relied upon as representing views as of any subsequent date. No obligation is undertaken to update or revise any forward-
looking statements.
This presentation by James P. Bouchard is solely in his capacity as Chief Executive Officer and Chairman of Esmark and not in any other capacity. To the extent Mr. Bouchard makes or is considered to make forward-looking statements regarding future events or the future financial performance of Wheeling- Pittsburgh, you are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. You are referred to the “Item 1A - Risk Factors” section of
Wheeling- Pittsburgh’s Annual Report on Form 10-K for the year ended December 31, 2005, and other reports and filings with the SEC, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. In addition,
Wheeling- Pittsburg has announced that its Board of Directors has appointed a committee of independent directors to evaluate certain third party merger proposals, including any proposals by Esmark. Any merger transaction between Esmark and Wheeling-Pittsburgh will be subject to approval by the committee of independent directors and the stockholders of Wheeling-Pittsburgh.
If and when definitive documentation for a merger transaction between Wheeling-Pittsburgh and Esmark is completed, the transaction will be submitted to Wheeling-Pittsburgh stockholders for their consideration. A registration statement on Form S-4 and related proxy statement will be filed with the SEC concerning the proposed transaction. Stockholders of Wheeling-Pittsburgh are urged to read the registration statement, proxy statement and any other relevant documents filed with the SEC, if and when they become available, as well as any amendments or supplements to those documents, because they will contain important information, including information on the proposed transaction as well as participants and their interests in Wheeling-Pittsburgh. You will be able to obtain a free copy of the registration statement and related proxy statement, as well as other filings containing information about Esmark and Wheeling-Pittsburgh, at the SEC’s website at www.sec.gov. Esmark and its directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of Wheeling-Pittsburgh in connection with the proposed transaction. Information regarding the participants in the proxy solicitation and their respective interests may be obtained by reading the registration statement and related proxy statement regarding the proposed transaction if and when they becomes available. This presentation shall not constitute an offer of any securities for sale.

Jan-03
Mar-03
May-03
Jul-03
Sep-03
Nov-03
Jan-04
Mar-04
May-04
Jul-04
Sep-04
Nov-04
Jan-05
Mar-05
May-05
Jul-05
Sep-05
Nov-05
Jan-06
Mar-06
May-06
Jul-06
Sep-06

Service center carbon flat rolled inventory and shipments
Ending inventory, shipments and perceived excess inventory (tons in thousands)
(3,000)
(2,000)
(1,000)
0
1,000
2,000
3,000
4,000
5,000
6,000
7,000
8,000
9,000
10,000
11,000
Perceived excess
Ideal ending inventory
Shipments
Shipment trend
Ending inventory
Ending inventory trend

Jan-88
Jan-89
Jan-90
Jan-91
Jan-92
Jan-93
Jan-94
Jan-95
Jan-96
Jan-97
Jan-98
Jan-99
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06

ESMARK A Steel Services Family

Goldman Sachs

Current inventory trends
3,000
4,000
5,000
6,000
7,000
8,000
9,000
10,000
11,000
Inventories are now back to a 3.6 months supply level.
Industry can not afford a traditional year-end increase
Prices  up
Carbon flat rolled inventory position (tons in thousands)
Source:  MSCI Metals Activity Report
Note:  Data available through October 2006

ESMARK
A Steel Services Family
Esmark Subsidiaries
Strategic Partners
Sun Steel
CENTURY STEEL
Great Western Steel
USM
U.S. Metals & Supply
Mars Steel
PRG
PREMIER RESOURCE GROUP
North American Steel
Independent Steel
Meda Steel, Belgium
UnitedSteel Group

Esmark – acquisition strategy
Focus on Midwest targets to acquire companies in debt-free transactions usually at 4-5 times EBITDA multiples.
Eliminate credit risk
Quickly consolidate purchasing and take advantage of volume leverage
Reduce inventory freeing up working capital and generating cash flow
Increase capacity utilization

Sun Steel
CENTURY STEEL
Great Western Steel
U.S. Metals & Supply
North American Steel
PRG
Premier Resource Group
Independent Steel
ESMARK
A Steel Services Family

ESMARK
A Steel Services Family
Goldman Sachs

$109 $109
$126 $126
$58 $58
$35 $35
$35 $35
$23
$54 $54
$63
$63
$132 $132
$23
$709 $709
$1343 $1343
$172
$298
$356
$391
$523
$558
$581
$635
     June 2003
ECT, LLC
     Feb 2004
Sun Steel
    Jan 2005
Century Steel
    Jan 2005
Great Western
Steel
    March 2005
US Metals &
Supply
    July 2005
Miami Valley
    Jan 2006
North American
     Jan 2006
Premier
Resource Group
     July 2006
Independent
Steel
      Dec 2006
Midwest service
center
Source: Company projections
Note: Assumes completion of Midwest service center acquisition. 2006 figures include annualized sales and EBITDA for Independent Steel and Midwest service center; 2006E
EBITDA includes approximately $2mm of deal expenses associated with the Wheeling-Pitt transaction
EBITDA: $4.8 $5.4 $5.0 $1.0 $3.3 $15.7 $1.0 $1.1 $1.9 $38.7 $77.7
Build up to 2006’s pro forma budgeted sales of $1343 million
Esmark acquisition timeline – pro forma 2006
ECT, LLC Sun Steel Century Steel Great Western US Metals Miami Valley North American Steel Premier Resource Group Independent Steel Midwest service center Esmar
=

Sun Steel
CENTURY STEEL
Great Western Steel
U.S. Metals & Supply
North American Steel
PRG
PREMIER RESOURCE GROUP
Independent Steel
ESMARK

ESMARK
A Steel Services Family
Goldman Sachs

$117 $117
$142 $142
$70 $70
$37 $37
$44 $44
$27
$61 $61
$68
$68
$134 $134
$27
$694 $694
$1394 $1394
$185
$327
$397
$434
$568
$612
$639
$700
     June 2003
ECT, LLC
     Feb 2004
Sun Steel
    Jan 2005
Century Steel
    Jan 2005
Great Western
Steel
    March 2005
US Metals &
Supply
    July 2005
Miami Valley
    Jan 2006
North American
     Jan 2006
Premier
Resource Group
     July 2006
Independent
Steel
      Dec 2006
Midwest service
center
Source: Company projections
Note:  Assumes completion of Midwest service center acquisition
EBITDA: $5.5 $5.5 $6.0 $1.5 $3.5 $16.0 $2.0 $1.6 $2.4 $39.6 $83.6
Build up to 2007’s pro forma budgeted sales of $1394 million
Esmark acquisition timeline – pro forma 2007
ECT, LLC Sun Steel Century Steel Great Western US Metals Miami Valley North American Steel Premier Resource Group Independent Steel Midwest service center Esmar
=

Working Capital Adjustments, No Legacy Costs Accepted, Escrow
Due diligence process at Esmark is a tight team of professionals with little or no turnover.
E&Y Global Due Diligence
Deloite Global Due Diligence
Patzik, Frank and Samotny Ltd.
McGuire Woods LLP
Laner Muchin Dombrow, Becker, Levin & Tominberg Ltd.
Environ
Letter of
intent
Contract
signing
Closing
Confidentiality
agreement
Intensity varies by legal stage
Esmark’s process: ridged, disciplined, and specialized expertise
Preliminary
diligence
Business and
legal diligence
Confirming
diligence
Audit
Valuation

Midwest service center is a blue chip steel processing and distribution company that provides a wide range of flat rolled steel products and services to various industries, including automotive, electronics, appliance, tubing, major equipment manufacturers, and other steel related businesses
Facilities in Midwest are strategically located in close proximity to its customers
Excellent financial controls, professional management, well run family company
Complimentary contract customer base
Midwest service center acquisition anticipated 1
st
quarter 2007
Automotive
65%
Tubular products
10%
Furniture
10%
Mechanical products
5%
Appliance 5%
Store Fixture 5%
Midwest service center sales mix

Top 30 ranked by 2004 revenues ($mm)
Source: Metal Center News (September 2005); company filings; 2005 figures are actual or estimated
1
2005 revenues pro forma for Ryerson’s acquisition of Integris Metals
2
2005 revenues pro forma for Reliance Steel’s acquisition of Earle M. Jorgensen
Pro forma Esmark’s position in domestic steel distribution

Company 2004 revenues 2005 revenues
Ryerson
1
3,300 5,780
Reliance Steel
2
2,947 4,980
Combination Esmark, MWSC, and WPSC 2,520 2,770
Russel Metals 2,418 2,500
Thyssen Krupp 2,200 NA
Samuel Son & Co 1,830 2,000
Metals USA 1,510 1,700
MacSteel Service Centers 1,500 NA
Carpenter Technology 1,300 NA
O'Neal Steel 1,300 1,400
Worthington Steel 1,300 1,800
PNA Group 1,210 1,300
Combination Esmark, MWSC 1,110 1,200
McJunkin 1,100 1,400
Namasco 1,100 1,100
Gibraltar Steel 1,015 1,178
Olympic Steel 894 939
Steel Technologies 786 1,002
Marmon/Keystone 750 800
Central Steel & Wire Co 698 750
Alro Steel Corp 690 NA
A.M. Castle & Co 670 1,000
Heidtman Steel Products 658 660
Kenwal Steel 576 695
Steel Warehouse 576 605
Esmark (pro forma for acquisitions) 537 512
Majestic Steel USA 488 NA
Primary Steel 400 400
Cargill Steel 350 420
TW Metals 350 380

Spring 2006 – Esmark agrees to material terms for a new collective bargaining agreement with USW for the proposed combined entity
July 2006 – Proxy contest launched
Esmark assembles a diverse slate of directors who have succeeded at the highest levels of the steelmaking, business, financial, political, municipal and academic worlds
United Steelworkers publicly supports Esmark vision
Tontine Management publicly supports Esmark vision
Esmark wins endorsement from Institutional Shareholder Services (ISS) and PROXY
Governance, Inc.
November 17, 2006 – Esmark slate wins shareholder election, capturing 6.1 million votes to 2.8 million
Esmark replaces 9 of 11 Directors on Wheeling-Pittsburgh Board
— New Board will exercise its fiduciary responsibility to evaluate all strategic proposals, including Esmark’s
December 1, 2006 – Jim Bouchard is appointed Chairman and CEO and Craig
Bouchard is appointed President and Vice Chairman of Wheeling-Pitt
Historical victory in proxy contest to elect a new slate of
directors at Wheeling-Pitt

Esmark is committed to changing the steel supply chain model in North America
The company will be managed by a proven team composed of some of the best technical people in the industry
The proposed new company will transform Wheeling-Pitt into a converter of low-cost slabs supplemented by its EAF, with an expanded customer base of 4,000
Esmark is continuing on its path of becoming the largest flat roll carbon steel distributor in the Midwest
Esmark will consistently maintain inventory levels at an industry low 2 months of supply
Esmark should be able to offer faster, more efficient, and consistent JIT service than any of its downstream competitors
Where does a mill fit in the Esmark strategy?

Financial logic:  Post WPSC, Esmark intends to command a high distribution multiple due to its large customer base, consistency of service and dependability of supply relationships
Current and pro forma revenue mix (excludes Midwest service center acquisition)
Source:  Company filings, IBES
Note: Market data as of 12/1/06; all financials calendarized to 12/31 year end
44%
33%
25%
56%
67%
75%
Wheeling-Pitt standalone Pro forma Target
Production Distribution
FV/2006E EBITDA
6.5x
6.0x
5.7x
5.1x
7.5x
7.4x
6.8x
4.0x
4.4x
3.9x
6.7x
5.7x
4.9x
Oregon Steel
Mills
AK Steel Commercial
Metals
Nucor Steel
Dynamics
Ipsco U.S. Steel Steel
Technologies
Worthington Ryerson Inc Gibraltar
Industries
Reliance Steel    Olympic
Steel
Producers
Median 6.7x
Processors/distributors
Median 5.1x

There are three basic requirements for a small regional steel producer like Wheeling-
Pitt to succeed:
High capacity utilization even in down markets
Low-cost producer (shut down blast furnace and import slabs)
Large, diverse and loyal customer base
Build a “niche” regional steel company
Everything starts with the customer
Commercial strategy driven from the distribution company
Integrated model commonly used in Europe — Mittal, Arcelor, U.S. Steel Kosice
Target a more profitable business mix of 75% downstream, 25% EAF/Converter
Expand product offerings and market scope
Extensive customer base
2 ton order to 10,000 ton order
Financial strength
Strong financial partners
Materially stronger balance sheet
Access to equity and debt markets to grow the combined company
Strategy for Wheeling-Pitt
Esmark Strategy for Wheeling-Pitt

The combination would create a leader in the U.S. steel marketplace with operational and commercial competitive advantages
Transaction merits
Supply chain integration
Esmark management has a proven and profitable distribution platform with significant growth opportunities ahead
Current industry dynamics provide the opportunity to enhance Esmark’s service center business through supply chain integration
Inventory management
Service centers have historically struggled and lost money when inventory levels increased above three months
— The industry has followed Esmark’s lead and decreased inventory levels, which has created a more stable distribution sector
Esmark would provide Wheeling-Pitt with a direct link between production, distribution and end-user
— Better supply chain communication will yield greater flexibility over inventory cycles by matching production with orders
Customer access and service
Once combined, Esmark expects that the combined company would have the largest customer base of any steel services company in North America with significant competitive advantages
— Within one year, Esmark anticipates that the customer base will grow from 2,000 to 4,000 with over 120 sales personnel in the U.S.  Esmark is already targeting acquisitions to achieve this growth
Integrated supply chain is expected to allow unprecedented delivery of product to customers within 48 hours
Low-cost producer
Wheeling-Pitt’s state-of-the-art electric arc furnace combined with Esmark’s entrepreneurial low-cost distribution platform should position the new company to have one of the lowest cost steel supply chains in the U.S.
Esmark would import low cost slabs that will provide immediate raw material and production savings
De-lever the balance sheet
The transaction is expected to create a stronger capitalized company to provide greater financial flexibility
Esmark is focused on building a conservative balance sheet for the combined company

A combination with Esmark would significantly improve
Wheeling-Pitt’s financial flexibility
Through the combination Esmark would contribute:
Esmark intends to invest in and efficiently use the Hot Strip Mill with a goal of converting over 1.4 million tons of slabs per year
Wheeling-Pitt has been burdened by credit and purchasing limitations while
Esmark’s financial strength and purchasing relations would enable a material reduction in purchasing of raw materials
Esmark will target materially increased production of liquid steel through the EAF
Esmark expects to achieve Hot Strip Mill efficiency with increased volumes and cost savings initiatives to help reduce Wheeling-Pitt’s conversion costs
Over $200 million of liquidity
Strong balance sheet
New $350 million revolving credit facility for combined company
Strong financial partners
Strong purchasing relationships with raw material suppliers
2,000 customers will complement the steel products produced by Wheeling-Pitt

ESMARK
A Steel Services Family

Wheeling Pittsburgh
STEEL CORPORATION

ESMARK
A Steel Services Family

Goldman Sachs

Wheeling-Pitt's
$1.8 billion EAF and slab
converter combined
with Esmark's $1.3
billion* low-cost and
proven service center
and converter company
$3.1 billion in revenue
The combined company would represent a significant
investment opportunity for stockholders

* Assumes completion of midwest service center acquisition

Wheeling-Pitt today and in the future
WCC
20%
2006 WPSC 2007 WPSC + Esmark
Wheeling-Nisshin
18%
OCC
5%
Mill
57%
Total revenues:  $1.8 billion
Mill
33%
WCC
12%
Wheeling-Nisshin
10%
OCC
3%
Midwest service center acquisition
22%
Esmark
20%
Total revenues:  $3.1 billion
Source:  Management estimates
Note:  Assumes completion of Midwest service center acquisition. Wheeling-Pittsburgh merger subject to approval by the WPC Board of Directors, shareholders and other regulatory approvals

Source: Company filings and information
Esmark
Wheeling-Pitt
Future Esmark
acquisition
Geographic presence
The combined company would have a strong regional presence in the Midwest and Ohio valley
Targeted growth area

Source: Company filings and information Esmark Wheeling-Pitt Future Esmark acquisition Geographic presence Esmark’s vision Targeted growth area Esmark vision 19

ESMARK

A Steel Services Family ™

ESMARK A Steel Services Family ™

Goldman Sachs

Conclusion Questions / Answers 20